Plug & Play Solar

Regulation Crowdfunding Form C

Offering Statement

Bright Saver – Working Capital Loan

Target Offering Amount: $50,000

Maximum Offering Amount: $124,000

Interest Rate per Year: 12.75%

Maturity Date: 10/01/2027

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

– A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

– In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

– The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

– These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

– This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize Platform https://climatize.earth/.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform https://climatize.earth/.

You should rely only on the information contained in this Form C when investing. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

Requirements for Filing Form C

Bright Saver, Inc., Doing Business as Bright Saver ("Bright Saver"), a Delaware non-stock corporation (the "Company") organized on 11/22/2024 (the "Company") with its principal place of business at 855 El Camino Real 13A-325, Palo Alto, CA 94301 and its website address https://www.brightsaver.org/ has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Representation Attestation

The content of Form C is based entirely upon Bright Saver's representations. Bright Saver hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes. Bright Saver understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This Agreement will be construed and interpreted by the laws of the State of Delaware.

IN WITNESS WHEREOF, the Parties hereto have executed this Form C as of the Effective Date.

Date: 05 / 28 / 2025

Kevin Chou

Kevin Chou
Executive Director & Co-Founder
Bright Saver, Inc.

Intentional misstatements or omissions of facts constitute
federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Bright Saver, Inc. ("Bright Saver").
Bright Saver is a non-profit, non-stock corporation with a pending application for 501(c)(3) tax-exempt status. Website: https://www.brightsaver.org/.

About Bright Saver

Bright Saver is a San Francisco-based nonprofit organization dedicated to democratizing access to clean energy across the United States.

Recognizing that over 70% of Americans, particularly renters, apartment dwellers, and those without suitable rooftops or substantial financial resources, are excluded from traditional solar solutions, Bright Saver aims to bridge this gap.

Their mission is to accelerate the adoption of clean energy by offering simple, affordable plug-in solar panels that empower individuals to generate their electricity without the need for rooftop installations or significant upfront costs.

Business Model

Bright Saver provides a user-friendly solar solution: plug-in solar panels that connect directly to a standard outdoor electrical outlet. This system is designed to be accessible and practical for a wide range of users, including renters and those in homes unsuitable for traditional rooftop solar.

Project Specifications: Each setup comprises two 400W solar panels (totaling 800W), microinverters, a smart power meter to prevent backfeeding to the grid, and an app for monitoring energy production and savings

Installation: Professional installation is handled by licensed electricians, ensuring safety and compliance. The panels can be placed on various flat surfaces like yards, decks, or patios, eliminating the need for rooftop access.

Pricing Options: *Please note these are subject to change*
- Monthly Payment Plan: $34.90 per month for six years, with a one-time installation fee of $349. After six years, the user owns the system outright.
- Upfront Purchase: A discounted price of $1,329 (regularly $1,849) plus a $349 installation fee. Purchasers may also be eligible for a 30% federal solar tax credit.

Savings and Impact: Users can expect to offset 20%–40% of their typical home electricity usage, translating to monthly savings of approximately $35–$55, depending on regional electricity rates.

Target Audience: The offering is tailored for individuals who face barriers to traditional solar adoption, including renters, those with unsuitable rooftops, and households seeking more affordable clean energy solutions

By simplifying the process and reducing financial and logistical hurdles, Bright Saver's plug-in solar panels make renewable energy more accessible to a broader segment of the population.

About the Offering

Working capital to support inventory procurement and customer installations.

The Offering

Purpose of the Offering

Bright Saver's offering aims to raise working capital to support inventory procurement and customer installations.

Use of Proceeds

The Company is seeking to raise $50,000 ("Target Offering Amount") to $124,000 ("Maximum Offering Amount").

Use of Net Proceeds: Projects

Working capital to support inventory procurement and customer installations.

Use of Net Proceeds: Legal & Accounting

Bright Saver covers any legal, accounting, and insurance costs.

Financing

500 bps of the actual Offering Amount raised, payable in full on the Funding Date with an annual servicing fee of 50 bps of the actual Offering Amount, for the Term of the Loan. Other filing fees or third party fees may apply.

Directors, Officers, and Employees

The term officer means a president, vice president, secretary, treasurer, or principal financial officer, comptroller, or principal accounting officer, and any person routinely performing similar functions.

Officers

Kevin Chou

Name: Kevin Chou
Description: Kevin is a serial entrepreneur who has scaled tech startups from zero to $400 million in annual revenue. He has led organizations with over 1,200 employees and currently serves on multiple boards, including the UC Berkeley Board of Trustees.
Principal Occupation:
- Bright Saver – Executive Director, Cofounder (Jan 2025 – Present, 5 months)
- UC Berkeley Foundation – Board of Trustees (Jun 2014 – Present, 11 years)
- Gen.G esports – Executive Chairman, Cofounder (Jul 2017 – Present, 7 years 11 months)
- Unite – Investor (Oct 2023 – Present, 1 year 8 months)
- Founders Pledge – Founders Pledge Member (Mar 2025 – Present, 3 months)
- SuperLayer – Managing Partner (Aug 2021 – Present, 3 years 10 months)
- Forte – CEO (Jul 2018 – Apr 2020, 1 year 10 months)
- Kabam – CEO, Cofounder (Sep 2006 – Feb 2017, 10 years 6 months)
- Canaan – Venture Investor (Jan 2004 – Sep 2006, 2 years 9 months)

Rupert Mayer

Name: Rupert Mayer
Description: Rupert is a climate tech investor and former software entrepreneur who led one of the fastest-growing U.S. companies. Since 2022, he has focused on advancing solar, storage, and home electrification solutions.
Principal Occupation:
- Bright Saver – Co-Founder, Product & Operations (Jan 2025 – Present, 5 months)
- Climate Vine – Fellow (Oct 2024 – Present, 8 months)
- Steamer Lane Ventures
    - Principal (Oct 2024 – Present, 8 months)
    - Impact Investor (Dec 2021 – Present, 3 years 6 months)
- YouSolar, Inc. – CFO & Head of Strategy (Nov 2022 – Jun 2024, 1 year 8 months)
- Clarivate – Executive Product Evangelist (Nov 2020 – Oct 2022, 2 years)
- IPfolio – Founder, CEO & Chief of Product (Feb 2012 – Oct 2020, 8 years 9 months)
- Unycom

- Chief International Officer (Jan 2010 – Feb 2012, 2 years 2 months)
- Business Unit Manager (Jan 2003 – Dec 2009, 7 years)

Team

Cora Stryker

Name: Cora Stryker
Principal Occupation: Co-Founder
Description: Cora is a serial founder focused on social mission-driven ventures. She specializes in strategic partnerships, impact investing, and building inclusive organizational cultures that support measurable growth.

Kristy Leong

Name: Kristy Leong
Principal Occupation: Marketing
Description: Kristy is a data-driven marketing leader with expertise in customer acquisition, business growth, and operational optimization. She enhances the reach and performance of organizations with strong social and environmental missions.

Kailen Grottel-Brown

Name: Kailen Grottel-Brown
Principal Occupation: Chief-of-Staff
Description: Kailen is a UC Berkeley senior and experienced political aide, having worked for leaders including Governor Gavin Newsom and former U.S. Senator Laphonza Butler. He has also served in UC Berkeley's student government as a Senator.

Wesley Schrock

Name: Wesley Schrock
Principal Occupation: Business Development
Description: Wesley is a mission-driven investor with a decade of experience at Kiva.org in climate and inclusive finance across global markets. At Brightsaver, he brings deep expertise in scaling innovative, impact-focused ventures.

Sam Khaikin

Name: Sam Khaikin
Principal Occupation: Content & Social
Description: Sam is a content strategist with a policy background in renewable energy. She has worked at the U.S. Department of Energy, Bloomberg New Energy Finance, and Columbia University, and is also a published novelist and former organic skincare entrepreneur.

Board Members

Nick Josefowitz

Nick is CEO of Permit Power and Vice Chair of the Metropolitan Transportation Commission. His leadership background includes serving as Chief of Policy at SPUR and as a board member of BART and other Bay Area transportation bodies.

Phillip Hyun

Phillip brings nearly two decades of energy sector experience and long-standing advocacy for Latino and Hispanic communities. He is co-founder and executive board member of PacificWest Energy Solutions.

Daniel Gerber

Daniel is a research scientist at Lawrence Berkeley National Lab and expert in plug-in-solar technology. He holds advanced degrees from MIT and UC Berkeley and has published extensively on energy efficiency and power systems.

Christopher Johnson

Christopher is an entrepreneur and executive focused on scaling climate solutions for healthier communities. His background spans business strategy, stakeholder engagement, and leading complex clean energy projects.

Dianne Tavernner

Diane is the CEO of Futre.me, an organization helping young people launch fulfilling lives. She has two decades of non-profit experience, including as Chairperson of the Board at the Carnegie Foundation for the Advancement of Teaching and Chair of the Board of Trustees for Minerva University. The co-founder and former CEO of Summit Public Schools, Dianne co-hosts the popular podcast Class Disrupted.

Kamala Kapadia

As the Co-Founder and Chief Learning Officer of Terra.do, Kamal is working to get 100 million people tackling climate change this decade. Prior, she was Communications and Research Lead at Blue Planet Foundation and started her career in the solar industry in India, Sri Lanka and the UK.

Jennifer Loo

Jennifer is a finance executive with a track record of scaling high-growth companies at the cutting edge of innovation and impact. She has led fundraising, financial strategy, and operations for disruptive D2C companies tackling big challenges—from revolutionizing financial access to democratizing legal services.

Current Employees

Bright Saver has 1099 and W2 – 1 person.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms Bright Saver intends to offer (the "Offering"). For purposes of Regulation Crowdfunding, Bright Saver is the "Issuer".

Security

- Working Capital Loan
- Target Offering Amount: $50,000
- Maximum Offering Amount $124,000
- 12.75% Annual Interest Rate (accrued daily)
- Offering Period: 05/29/2025 to 08/27/2025 ("Issuance Date") (90 days).
- Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends on the date that is 24 months from the Issuance Date (the "Maturity Date").

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Working Capital Loan

Summary Description	This term sheet outlines the key terms for a senior secured working capital loan to finance Bright Saver's early-stage project deployment, including inventory purchases and customer installations. The structure is designed to provide the borrower with upfront liquidity and flexible early-stage ramp time (collectively referred to as the "Loan").
Project	Working capital to support inventory procurement and customer installations.
Offering/Credit Facility	Working Capital Loan.
Working Caìtal Loan	Structured as a 24-month senior secured loan, it carries a 12.75% simple annual interest rate with quarterly interest-only payments and a full principal balloon repayment at maturity. The loan is secured by project assets and expected incentive proceeds, offering investors predictable income and principal protection.
Term Loan Maturity Date	24 months.
Pricing	12.75% per annum on actual offering amount.

Repayment	During the 24-month term, Bright Saver will make quarterly interest-only payments at a 12.75% simple annual interest rate. Payments are due each January 1, April 1, July 1, and October 1. The first payment due date will be the first scheduled payment date after the loan disbursement date. No principal is repaid during this period. Interest for any partial quarter at the beginning or end of the loan term will be calculated on a per diem basis. At the end of the term, on the Term Loan Maturity Date, Bright Saver will make a final balloon payment covering the entire principal balance, along with any accrued but unpaid interest.
Payment Waterfall	Distributions from the Payment Reserve Account will occur quarterly in the following order of priority: 1. Reimburse Climatize for any unpaid Loan expenses. 2. Pay accrued and unpaid interest due to Lender. 3. Pay principal due to Lender. 4. Replenish Payment Reserve Account to the Minimum Reserve Amount. 5. Transfer remaining balance in excess of Minimum Reserve Amount to Borrower's operating account, so long as no Event of Default has occurred.
Security	A perfected first priority lien on all project assets provided the Security will secure all of the obligations owed to Lender, pledge of the Issuer and/or Borrowers' accounts and, as applicable, consents and assignments of certain key project documents as may be required (e.g. PPA, EPC, Site Lease, and O&M) and applicable leasehold mortgages. Pledge of any applicable rebate, grant, tax credit, and/or incentive, as applicable.
Collateral	1. All project equipment purchased with loan proceeds. For lack of doubt, this includes equipment purchased and held for lease and equipment held for sale. Upon the sale of equipment to a buyer and transfer of ownership to the buyer, the equipment is no longer pledged as collateral. That is to say, equipment held for sale is collateral, but upon sale and transfer of ownership, is not collateral. 2. All receivables related to the project. 3. All rights to incentive payments. 4. All cash or cash equivalents held in project-specific accounts. 5. All binding customer contracts or sales agreements.
Events of Default	Customary for transactions of this nature.

	In the event that the offering fails to reach the Target Amount within the Offering Period, or the Issuer cancels during the Offering Period, the Issuer is liable for all third-party fees and costs incurred, and the Commitment Fee.

Sale of the Company

<u>Payment on Change of Control</u>. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Borrower. "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Borrower; (ii) a change in more than fifty percent (50%) of the effective voting power of the Borrower; or (iii) any merger or reorganization of the Borrower, except a merger in which those in control of the Borrower retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Default

<u>Event of Default.</u> An event of default, excluding those caused by a force majeure event, includes, but is not limited to, the following:
1. If Borrower fails to pay any amount when due to Lender when due.
2. If Borrower fails to fulfill any material obligation or responsibility.
3. If a case is commenced by or against a Borrower under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (provided that in the case of any involuntary proceeding, it shall constitute a default only if such proceeding continues in excess of sixty (60) days following filing).
4. If any material representation, warranty, or document is demonstrated to be false and/or misleading at the time given.

<u>Notice of Default.</u> As soon as possible and in any event within five (5) days after the occurrence of each default or any event, development, or occurrence reasonably likely to have a material adverse effect, a statement from the Borrower setting forth the details of such default or event, development or occurrence and the action of the Borrower has taken and proposes to take as a result of the default.

<u>Remedies.</u> Any default is subject to a thirty (30) day cure period, following receipt of notice of default from the Borrower. In addition to any remedies available at law or in equity, if Borrower is more than thirty (30) days late in making any payment, Lender may declare that the entire balance of unpaid principal is due immediately, together with the interest that has accrued.

Alternatively, if the Borrower is more than thirty (30) days late in making any payment, the Lender may elect to impose a Cash Trap Event that shall remain in effect for three (3) months. During a Cash Trap Event, no excess cash distributions will be made to the Sponsor or its affiliates and Lender shall have the ability to apply excess cash to prepay the outstanding principal balance on the Loan, at its discretion. For clarity, though, any excess cash utilized will be in accordance with the Payment Waterfall.

Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments due to the Issuer's growth or income.
However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore, the securities would be paid before any payments related to an equity interest. However, depending on how much cash the borrower has, the holders may not be repaid in full.

Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raising process, but that would be considered a material change and require investor reconfirmation. The Issuer cannot modify the terms once the Offering has Closed (Close Date). See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Under Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one year beginning when the securities were issued unless such securities are issued to:
  – The issuer
  – An accredited investor[1]
  – As part of an offering registered with the U.S Securities and Exchange Commission
  – To a member of the family of the purchaser or the equivalent[2], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
After one year, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate ownership records among other material items.

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[1]The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[2]The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Valuation Methodology

The securities are Debt Notes and are, therefore, valued based on their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities reflects general market terms for similar securities.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. BRIGHT SAVER, INC. UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements provided in Appendix 3 were prepared in accordance with U.S. generally accepted accounting principles and have been certified by the Principal Executive Officer as true and complete in all material respects. These statements have not been audited by an independent public accountant.

Financial Milestones & Anticipated Revenues

Bright Saver anticipates strong year-over-year growth beginning in 2025, with total revenues projected to increase from approximately **$1.2 million in 2025** to over **$10.3 million by 2029**. This growth is driven by scaling operations, expanding unit sales, and broadening customer acquisition strategies. Key financial milestones include:

2025: Commercial launch with initial revenues of $1.2M.

2026: Expansion phase with revenues increasing to $2.0M.

2027–2029: Rapid scaling, with revenues reaching $4.5M (2027), $6.4M (2028), and over $10.3M (2029).

Gross margin improves from 15.3% in 2025 to 45.8% by 2029, reflecting improved operational efficiencies and cost management.

Financial Projections

Year	Total Revenue	Total COGS	Gross Margin	Gross Margin %
2025	$1,218,152	$280,923	$937,229	15.3%
2026	$1,981,209	$1,153,194	$828,014	41.8%
2027	$4,455,355	$2,182,558	$2,272,798	39.8%
2028	$6,408,037	$3,498,115	$2,909,923	45.4%
2029	$10,330,630	$5,604,152	$4,726,474	45.8%

Liquidity and Capital Resources

Bright Saver's liquidity strategy hinges on a combination of revenue growth, investor capital, and disciplined cost management. Initial capital needs are covered through direct investments, with operational revenue expected to support working capital by 2026. The strong margin expansion supports reinvestment into the business and offers a buffer against potential cash flow constraints.

Key liquidity levers include:

- Deferred cost structure with gradual increase in COGS.

- Upfront and subscription-based revenue models supporting recurring cash flows.

- Prospective access to grant funding and green finance mechanisms.

The company's capital strategy remains lean, relying on milestone-based investment rounds as necessary to support scaling and customer acquisition, while maintaining positive gross margins from Year 1.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investments. Investors must keep their information up to date with the Company during the life of the investment to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded concerning the company or its officers or directors.

Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
https://www.brightsaver.org/
The issuer must continue to comply with the ongoing reporting requirements until:
1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities under this part, at least one annual report under this section, and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities under this part, the annual reports required under this section for at least the three most recent year, and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business under state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risk

Limited Upside Potential

These Debt Notes are fixed-income securities with a simple annual interest rate of 12.75%. Investors receive quarterly interest-only payments and repayment of principal at maturity. This investment does not include equity ownership or the ability to participate in any future growth or profitability of Bright Saver, Inc. The maximum potential return is capped by the stated interest rate.

Credit Risk

Repayment depends on Bright Saver's ability to execute its project deployment strategy, which includes inventory procurement and customer installations. If Bright Saver is unable to generate sufficient cash flow or becomes insolvent, investors may not receive the promised interest or principal repayments, which could result in partial or total loss of the invested amount.

Project Execution Risk

The Issuer's ability to repay the loan depends on the timely procurement of equipment and execution of installations. Delays in implementation, unforeseen costs, or supply chain disruptions could impair cash flow. Although backed by project assets and incentives, underperformance of the underlying business could still result in nonpayment.

Collateral Risk

The loan is secured by a first-priority lien on project assets, including equipment, receivables, customer contracts, and incentive payments. However, if the Issuer defaults, the liquidation of these assets may not be sufficient to recover the full investment, particularly if assets depreciate in value or are difficult to sell.

Prepayment Risk

The Issuer may repay the loan early without penalty. While this reduces credit risk, it may limit investors' expected interest income if the loan is repaid before maturity, especially in a lower interest rate environment.

Interest Rate Risk

This security offers a fixed return. If market interest rates rise, the relative value of this investment may decrease. Should investors seek to transfer their investment (where permitted), higher prevailing rates may reduce its market value.

Liquidity Risk

There is no public market for these Securities. Transfers are restricted by securities law and subject to Issuer approval. Investors should expect to hold the investment to maturity and may be unable to sell it in the interim.

Lack of Investor Control

Investors have no control over the management or operations of the Issuer. There are no mechanisms for investor voting, negotiation of terms, or collective enforcement of rights.

Regulatory Risk

As a non-profit Issuer, Bright Saver's eligibility for grants or incentives may be influenced by regulatory or policy changes. Although the current structure relies on expected incentive proceeds and secured assets, future funding sources are not guaranteed and may be impacted by shifts in federal, state, or local policy.

Operational and Financial Reporting Risk

The Issuer is not subject to the same ongoing disclosure obligations as public companies. While Climatize requires annual financial statements and disclosures as mandated by Regulation Crowdfunding, the limited operating history of the Issuer and reliance on internally prepared statements may pose additional risks to investors seeking transparency.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they will not lose their entire investment. As a result, each prospective investor should carefully read this Form C. Each prospective investor should consult with their attorneys, accountants, and business advisors before investing.

Illiquidity

Under state and federal Securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade Securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to making that investment (unless you cancel your commitment within a specified period).

Limited Disclosure

The Issuer may disclose only limited information about the Issuer, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Issuer is also only obligated to file information annually regarding its business, including financial statements and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events, continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Issuer. Being able to execute the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Tax Advice

No assurance or warranty of any kind is made to any tax consequences relating to an investment. Each prospective investor should consult with and rely solely upon the advice of their tax advisers.

Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offering of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

500 bps of the actual Offering Amount raised, payable in full on the Funding Date with an annual servicing fee of 50 bps of the actual Offering Amount, for the Term of the Loan.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors who are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/). After you select to invest in the Climatize Platform, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed in to your Climatize Account to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours before the offering deadline, the funds will be released to the issuer upon closing of the offering, and the investor will receive Securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize Platform.
1. Go to the Home Page on the Climatize Platform
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment, Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment to the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories outlined in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

Appendix 2 – Loan Amortization

The amortization schedule can be found below, in Table 2.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Funding Date.

Payment Number	Payment Date	Interest Payment	Principal Payment	Total Payment	Remaining Balance
1	10/01/2025	$1,516.03	$0.00	$1,516.03	$124,000.00
2	01/01/2026	$3,952.50	$0.00	$3,952.50	$124,000.00
3	04/01/2026	$3,952.50	$0.00	$3,952.50	$124,000.00
4	07/01/2026	$3,952.50	$0.00	$3,952.50	$124,000.00
5	10/01/2026	$3,952.50	$0.00	$3,952.50	$124,000.00
6	01/01/2027	$3,952.50	$0.00	$3,952.50	$124,000.00
7	04/01/2027	$3,952.50	$0.00	$3,952.50	$124,000.00
8	07/01/2027	$3,952.50	$0.00	$3,952.50	$124,000.00
9	10/01/2027	$3,952.50	$124,000.00	$127,952.50	$0.00

Table 1. Amortization Schedule.

Appendix 3 – Financial Statements

To Whom It May Concern,

I, **Kevin Chou**, Co-Founder of **Bright Saver, Inc**. hereby certify the following:

1. **Federal Income Tax Returns**: As of the date of this certification, **Bright Saver, Inc.** has **not filed any federal income tax returns**, as the organization has not yet reached the required filing period.

2. **Financial Statements**: I have reviewed the internally prepared financial statements of the organization. To the best of my knowledge and belief, these financial statements are **true and complete in all material respects**.

This certification is made for the purpose of compliance with the disclosure requirements of **Regulation Crowdfunding** under Section 4(a)(6) of the Securities Act of 1933.

Sincerely,

Kevin Chou

Kevin Chou
Co-Founder of Bright Saver, Inc.

Profit and Loss

Bright Saver

Date Range: Jan 01, 2024 to Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Jan 01, 2024 to Dec 31, 2024
Income	
Uncategorized Income	$100.00
Total Income	**$100.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit **As a percentage of Total Income**	**$100.00** **100.00%**
Total Operating Expenses	**$0.00**
Net Profit **As a percentage of Total Income**	**$100.00** **100.00%**

Cash Flow

Bright Saver

Date Range: Jan 01, 2024 to Dec 31, 2024

CASH INFLOW AND OUTFLOW	Jan 01, 2024 to Dec 31, 2024
Operating Activities	
Sales	$100.00
Net Cash from Operating Activities	**$100.00**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Net Cash from Financing Activities	**$0.00**

OVERVIEW

Starting Balance	**$0.00** As of 2024-01-01
Gross Cash Inflow	$100.00
Gross Cash Outflow	$0.00
Net Cash Change	**$100.00**
Ending Balance	**$100.00** As of 2024-12-31

Balance Sheet

Bright Saver

As of Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Dec 31, 2024
Assets	
Cash and Bank	
Cash on Hand	$100.00
Total Cash and Bank	**$100.00**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$100.00**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity	
Retained Earnings	
Profit between Jan 1, 2024 and Dec 31, 2024	$100.00
Total Retained Earnings	**$100.00**
Total Equity	**$100.00**

Profit and Loss

Bright Saver

Date Range: Jan 01, 2025 to Mar 31, 2025

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Jan 01, 2025 to Mar 31, 2025
Income	
Uncategorized Income	$154,653.43
Total Income	**$154,653.43**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$154,653.43**
As a percentage of Total Income	**100.00%**
Operating Expenses	
Uncategorized Expense	$95,144.20
Total Operating Expenses	**$95,144.20**
Net Profit	**$59,509.23**
As a percentage of Total Income	**38.48%**

Cash Flow

Bright Saver

Date Range: Jan 01, 2025 to Mar 31, 2025

CASH INFLOW AND OUTFLOW	Jan 01, 2025 to Mar 31, 2025
Operating Activities	
Sales	$154,653.43
Purchases	-$95,144.20
Net Cash from Operating Activities	**$59,509.23**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Net Cash from Financing Activities	**$0.00**

OVERVIEW

Starting Balance	**$100.00** As of 2025-01-01
Gross Cash Inflow	$154,653.43
Gross Cash Outflow	$95,144.20
Net Cash Change	**$59,509.23**
Ending Balance	**$59,609.23** As of 2025-03-31

Balance Sheet

Bright Saver

As of Mar 31, 2025

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Mar 31, 2025
Assets	
Cash and Bank	
Cash on Hand	$59,609.23
Total Cash and Bank	**$59,609.23**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$59,609.23**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity	
Retained Earnings	
Profit for all prior years	$100.00
Profit between Jan 1, 2025 and Mar 31, 2025	$59,509.23
Total Retained Earnings	**$59,609.23**
Total Equity	**$59,609.23**

Appendix 4 – Material Information

















17:45
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Project Updates
Bright Saver
We're a nonprofit on a mission to accelerate the adoption of clean energy in the US through plug-in solar panels, a simple and affordable way for anyone to generate their own electricity.
These systems aren't yet made at scale for the US, and that's why we exist. We're here to raise awareness, build demand, and work with manufacturers and policymakers to unlock widespread access.
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Team members
Kevin Chou
Founder
Cora Stryker
Founder
Rupert Mayer
Founder
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17:44
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Renters, apartment dwellers, those with unsuitable roofs, and anyone without thousands to spend upfront have been left out of the clean energy transition.
In Europe, plug-in solar panels are already booming—millions are cutting energy bills and emissions with simple, DIY setups. We're bringing that movement to the U.S.
Our panels plug into any outlet and work anywhere there's sunlight. No rooftop. No installer. No hassle.
Join us to empower every American to offset 20-40% of their electricity use, save $35-$55 per month, and reduce their carbon footprint.
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17:56
EXPLORE PROJECTS
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Available for 93 more days
Plug & Play Solar
Bay Area, CA
$124 k
12.75 %
Annual interest
2 years
Term
$0
Funded
0
Investors
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Doc ID: 270fee568b30418e9432953bef54c06040adea07





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ABOUT
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DISCUSSION
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17:47
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Financial Details
Bright Saver is offering a 24-month senior secured loan with a simple annual interest rate of 12.75%.
Investors are expected to receive quarterly interest-only payments, with the full principal amount scheduled to be repaid at maturity.
The loan is secured by project assets and anticipated incentive proceeds, aiming to provide predictable income and potential principal protection.
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Bright Saver
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Bright Saver
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ABOUT
FINANCIAL
DISCUSSION
Funding closes on August 29, 2025
0% - $0 of goal committed
12.75 %
Annual interest
2 years
Term
$124 k
Goal
0
Investors
Financial Details
Bright Saver is offering a 24-month senior secured loan with a simple annual interest rate of 12.75%.
Invest now